                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           --------------------------

                                   FORM 11-K

(Mark One)

                                  ANNUAL REPORT

    [X]                   PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 2002

                                       or

                               TRANSITION REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ________ to _________

                       ----------------------------------

                         Commission File Number 1-5273-1

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN
                            (Full title of the plan)

                                Sterling Bancorp
                                650 Fifth Avenue
                               New York, NY 10019

           (Name of issuer of the Securities held pursuant to the plan and address of its principal executive office)

                               TABLE OF CONTENTS


Independent Auditors Report

    Statements of Assets Available for Plan Benefits
    Statement of Changes in Assets Available for Plan Benefits
    Notes to Financial Statements
    Supplemental Schedules

Signatures

Index to Exhibits

Consent of KPMG LLP

Sterling Bancorp/Sterling National Bank 401(K) Plan


Table of Contents



Independent Auditors Report

Financial Statements:
Statements of Assets Available for Plan Benefits as of December 31, 2002 and December 31, 2001

Statement of Changes in Assets Available for Plan Benefits for the year ended December 31, 2002

Notes to Financial Statements

Supplemental Schedules

[KPMG LOGO]


                          INDEPENDENT AUDITORS' REPORT

Administrative Committee of
 Sterling Bancorp/Sterling National Bank 401(K) Plan:

We have audited the accompanying statements of assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401(K) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) at December 31, 2002 and schedule H, line 4j - schedule of reportable transactions - for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 23, 2003

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                Statements of Assets Available for Plan Benefits

                           December 31, 2002 and 2001

                                                       2002            2001
                                                       ----            ----
Investments at fair value:
  Guaranteed Interest Account                       $   565,716    $   452,000
  Pooled separate accounts                            3,794,850      3,680,309
  Sterling Bancorp common stock                       6,053,573      8,759,504
  Participant loans                                     131,992        158,195
                                                    -----------     ----------
              Total investments                      10,546,131     13,050,008
                                                    -----------     ----------
Cash                                                     43,884         58,849
                                                    -----------     ----------
              Assets available for plan benefits    $10,590,015    $13,108,857
                                                    ===========    ===========

See accompanying notes to financial statements.

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

           Statement of Changes in Assets Available for Plan Benefits

                          Year ended December 31, 2002

Additions to assets attributed to:
  Investment income:
    Interest                                                         $    35,435
    Dividends                                                            165,256
    Net appreciation in fair value of investments                        366,319
                                                                     -----------
            Total investment income                                      567,010

  Participants' contributions                                          1,008,031
                                                                     -----------
            Total additions                                            1,575,041

Deductions from assets attributed to:
  Benefits paid to participants                                        4,093,883
                                                                     -----------
            Net decrease                                              (2,518,842)

Assets available for plan benefits:
  Beginning of year                                                   13,108,857
                                                                     -----------
  End of year                                                        $10,590,015
                                                                     ===========

See accompanying notes to financial statements.

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

(1)      DESCRIPTION OF THE PLAN

         The assets of the Sterling Bancorp/Sterling National Bank 401(K) Plan (the Plan) are primarily financial instruments and are subject to risk from individual investment objectives, stock markets, interest rates, economic conditions, and world affairs. The following brief description of the Plan is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.

         (a)      GENERAL

                  The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), excluding Sterling National Mortgage Company, to help supplement participants' retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. In 2001, the Plan was amended and restated effective January 1, 2001 reflecting certain changes on service credit and compensation provisions. In 2002, the Plan was further amended effective January 1, 2002 to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                  The Plan is administered by a committee appointed by the board of directors of Sterling Bancorp, and such committee acts as the Plan's administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

         (b)      PARTICIPATION AND CONTRIBUTIONS

                  Regular salaried employees are eligible to participate in the Plan if employed for at least six months and have attained age 20-1/2 years. Participants may elect to contribute to the lesser of 20% of compensation or the maximum allowable under the income tax regulations which was $11,000 and $10,500 for plan years 2002 and 2001, respectively. Employees who have attained the age of 50 years may contribute up to $12,000 in 2002. The Company may contribute 25% of the first 6% of base compensation that a participant contributes if the participant is employed on the last day of the plan year. Additional Company contributions may be contributed at the option of the Company's board of directors. No contributions were made by the Company during 2002 and 2001.

                  Participants may elect to increase and decrease their contributions once every calendar quarter by giving at least ten days' prior written notice to the Committee. Participants may discontinue their contributions at any time.

         (c)      VESTING

                  Participants are fully vested in their own contributions and earnings thereon.

                                       4                             (Continued)

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  The Company's contributions are vested based on the following schedule:

                                                 PERCENT
                  YEARS OF VESTING SERVICE       VESTED
                  -----------------------        -------
                  Less than 2 years                 0%
                  2 years                          20
                  3 years                          40
                  4 years                          60
                  5 years                          80
                  6 or more years                 100

         (d)      INVESTMENT ELECTIONS

                  A participant may elect to direct his or her contributions to each or any of the funds in whole percentages. A participant may change the investment allocation or make transfers between funds.

         (e)      DISTRIBUTIONS AND WITHDRAWALS

                  A participant may withdraw his or her accumulated share on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

                  When participation in the Plan terminates for any reason other than death, the participant's accumulated share, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant's entire accumulated share, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his beneficiary.

         (f)      PARTICIPANT ACCOUNTS

                  Each participant's account is credited with the participant's contributions and all allocations of (a) the Company's contributions, and (b) Plan earnings or account balances, as defined.

         (g)      FORFEITED ACCOUNTS

                  Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The amount of forfeitures for the years ended December 31, 2002 and 2001 were $577 and $629, respectively.

                                       5                             (Continued)

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

         (h)      TRUST FUNDS MANAGED BY STERLING NATIONAL BANK

                  Under the terms of a trust agreement effective January 1, 1993 between the Bank and the Plan, the Bank's Trust Department (the Trustee) manages, on behalf of the Plan, the Sterling Common Stock Account which invests in Sterling Bancorp Common Stock. The Trustee has been granted discretionary authority concerning purchases and sales of investments in this account.

         (i)      INVESTMENT FUNDS MANAGED BY PRINCIPAL MUTUAL LIFE INSURANCE
                  COMPANY

                  Principal Mutual Life Insurance Company (the Custodian or Principal) manages the Plan's assets on behalf of the Plan, pursuant to the terms of an annuity contract effective January 1, 1996 between the Trustee and the Custodian.

                  The Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed investment contract.

         (j)      PARTICIPANT LOANS

                  Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant. A participant may have more than one loan outstanding at a time.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      GENERAL ACCOUNTING POLICIES

                  The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

         (b)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions relating to the reporting of assets available for plan benefits and changes in the assets available for plan benefits and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (c)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  Statement of Financial Accounting Standards No. 107, (SFAS No.
                  107), Disclosure about Fair Value of Financial Statements, defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                  Investments are valued at fair value based upon the net asset value per fund which, in turn, is based upon the market quotations of the underlying investments. Money market accounts are valued at cost, which approximates fair value. Stocks traded on security exchanges are valued at closing


                                       6                             (Continued)

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

                  market prices; when no trades are reported by the security exchanges, they are valued at the most recent bid quotation. Participant loans are valued at cost, which approximates fair value.

                  The net unrealized appreciation or depreciation for the period is reported together with the realized gains and losses in the statement of changes in assets available for plan benefits.

                  Investment income of each investment fund is allocated to participant accounts at the end of each quarter based upon the ratio of each participant's account to the total of the investment fund balance.

                  Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Interest income is recognized when earned. Purchases and sales of investments are recognized on a trade-date basis. Dividend income is recognized on the ex-dividend date.

         (d)      PAYMENTS OF BENEFITS

                  Benefits are recorded when paid.

         (e)      RISKS AND UNCERTAINTIES

                  The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of assets available for plan benefits.

                  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.


(3)  Investments

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001:

                                                          2002          2001
                                                       ----------    ----------
     At fair value:
        Principal Guaranteed Interest Account          $  565,716    $       --
        Sterling Bancorp Common Stock                   6,053,573     8,759,504
        Principal Stock Large Cap Index Account           629,588       797,376
        Principal Money Market Account                    754,056            --


                                       7                             (Continued)

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001

The net appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held) for the year ended December 31, 2002, is as follows:

Sterling Bancorp Common Stock                   $ 800,280
Pooled Separate Accounts                         (433,961)
                                                ---------
                                                $ 366,319
                                                =========

(4)      PLAN EXPENSES

         During 2002 and 2001, all plan expenses were paid by the Bank.

(5)      PLAN TERMINATION

         Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participant account balances shall become 100% vested.

(6)      INCOME TAX STATUS

         The Plan obtained a favorable determination letter dated November 22, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)      RELATED PARTY

         Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the recordkeeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions

                                                                      SCHEDULE I

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2002

                                                           DESCRIPTION OF
                IDENTITY OF ISSUER,                       INVESTMENT/UNITS          CURRENT
             BORROWER, OR SIMILAR PARTY                      OR SHARES               VALUE
----------------------------------------------------   ----------------------     -----------
Pooled separate and Guaranteed Interest
  Accounts managed by Principal Mutual
  Life Insurance Company*:
     Pooled separate accounts, at fair value:
       Guaranteed Interest Account                       Interest rates range
                                                          from 1.99% to 6.39%     $   565,716
       Money Market Account                                      17,365 units         754,056
       Bond & Mortgage Account                                      385 units         250,993
       Government Securities Account                             22,824 units         420,666
       Bond Emphasis Balanced Account                             4,896 units          84,840
       Large Capital Stock Index Account                         19,808 units         629,588
       Large Company Blend Account                               22,748 units         317,984
       Medium Company Value Account                               2,727 units          94,868
       Real Estate Account                                          430 units         164,704
       Stock Emphasis Balanced Account                            6,083 units         104,996
       Fidelity Advisor Small Capital Account                     2,179 units          31,546
       Invesco Small Company Growth Account                       1,813 units          45,987
       Janus Adviser Aggressive Growth Account                    4,588 units          51,500
       Janus Advisor Capital Appreciation Account                 3,724 units          67,360
       Medium Company Blend Account                               4,228 units         154,862
       Small Company Blend Account                                5,194 units         192,936
       Putnam Voyager Account                                     5,624 units         101,924
       International Small Company Account                          990 units          20,476
       International Stock Account                                8,124 units         199,646
       Principal Financial Group, Inc. Stock Account              4,556 units          73,761
       American Century Value Securities Account                    395 units           6,461
       Large Capital Value Account                                  438 units           3,995
       American Century Small Capital Value
         Securities Account                                         961 units          15,738
       Fidelity Advisor Medium Capital Account                      282 units           5,963

Sterling Bancorp Common Stock*                                  229,999 units       6,053,573

24 participant Loans*                                    Interest rates range
                                                         from 6.25% to 11.50%         131,992
                                                                                  -----------
                                                                                  $10,546,131
                                                                                  ===========

* Party in interest.

See accompanying independent auditors' report.

                                                                     SCHEDULE II

                     STERLING BANCORP/STERLING NATIONAL BANK
                                   401(K) PLAN

           Schedule H, Line 4j -- Schedule of Reportable Transactions

                          Year ended December 31, 2002

                                              DISPOSED                     ACQUIRED
                                  --------------------------------     -----------------
SECURITY DESCRIPTION              SALES     PROCEEDS    GAIN(LOSS)     PURCHASE     COST
--------------------              -----     --------    ----------     --------     ----
Sterling Bancorp Common Stock       8      $3,413,285    1,358,453         7      $795,792

See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          STERLING BANCORP/STERLING
                                          NATIONAL BANK 401(K) PLAN

Date: June 30, 2003                       By: /s/ MARY MOLLICA-SENIOR
                                              -----------------------
                                              Mary Mollica-Senior
                                              (a member of the Plan's
                                               Administrative Committee)

                                 EXHIBIT INDEX






                                                               Sequential
Exhibit                                       Filed              Page
Number     Description                        Herewith            No.
------     -----------                        --------            --


23         Consent of Independent Auditors       x

99.1       Certification Pursuant to             x
           Section 906 of Sarbanes-
           Oxley Act of 2002